exhibit 99.1

For Immediate Release	Date: January 19, 2018
18-4-TR

Teck Announces Elkview Incident

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that there has been a significant pressure event at the dryer at Teck’s Elkview mine. There were no adverse health or environmental impacts. Work is ongoing to assess the extent of the damage and the potential impact on production. Elkview continues to operate at a reduced production rate using the unaffected facilities at the mine. It is too soon to estimate the extent of any downtime or loss of production as a result of the event.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com